UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

May 30, 2003

INDEX TO EXHIBITS

Item

1.	Form 6k dated May 30, 2003 along with the Press Release titled “Mr. H N Sinor retires on May 31, 2003.”
2.	A copy of the letter addressed to Vadodara Stock Exchange Limited.

ITEM 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 30, 2003

Mr. H N Sinor retires on May 31, 2003

Mr. H. N. Sinor, Joint Managing Director, retires from ICICI Bank on May 31, 2003, after a successful career in banking spanning more than three decades, of which the last 6 years were spent at the helm of affairs at ICICI Bank. Mr. Sinor’s leadership was instrumental in the emergence of ICICI Bank as one of India's premier banking organizations. ICICI Bank takes this opportunity to express its appreciation of his exemplary leadership and guidance provided to the Bank. ICICI Bank also wishes Mr. Sinor the very best in his future endeavors.

Note to Editors:
Mr. Sinor joined ICICI Bank in 1997 as an Executive Director and took over as the Bank’s Managing Director and Chief Executive Officer in 1998. During his tenure as MD & CEO, ICICI Bank expanded rapidly to become India’s largest private sector bank. Mr. Sinor played a key role in the listing of ICICI Bank on the New York Stock Exchange in the year 2000. He was instrumental in the acquisition of Bank of Madura in March 2001, which gave ICICI Bank size and geographic reach. Mr. Sinor was also actively involved in the merger of ICICI with ICICI Bank. He was appointed the Joint Managing Director of the merged entity.

Mr. Sinor’s illustrious career spans over three decades in the banking sector. He has had first hand experience of bank nationalization in the early 70s and liberalization in the 1990s — the two main transformational phases in the country’s banking sector. Having graduated in Commerce and Law, Mr. Sinor started his career with the Central Bank of India in September 1965 and moved to Union Bank of India in 1969. After serving the bank in various capacities, he was appointed the Executive Director of the Central Bank of India in 1996. He joined the board of ICICI Bank in July 1997.

For further press queries please contact Madhvendra Das at (022) 26538252 or e-mail: madhvendra.das@icicibank.com.

ITEM 2

May 30, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
The Vadodara Stock Exchange Limited
Fortune Towers, Sayajiganj, Post Box No. 2547
Sayajigunj
Vadodara - 390 005

Dear Sir,

Sub: Retirement of Mr. H. N. Sinor

Enclosed herewith, please find the press release in connection with the retirement of Mr. H. N. Sinor effective May 31, 2003.

Yours faithfully,

Jyotin Mehta

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2003

For ICICI Bank Limited

By:	/s/ Jyotin Mehta
Name: Jyotin Mehta Title: General Manager & Company Secretary